FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of June 2014

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG awarded large multi-year 3D land seismic crew in Saudi Arabia

Paris, France – June 17, 2014

CGG announced today that ARGAS, its joint venture with TAQA in Saudi Arabia, has been awarded a major contract by Saudi Aramco for an extensive, high-density land seismic program across the Kingdom. Sercel, CGG’s equipment division, will supply all the seismic equipment deployed on this survey program.

The three-year contract provides for two optional extension periods of one year each. The program is expected to start in the fourth quarter of 2014 and cover a wide variety of terrain. It will be acquired by a 50,000-channel mega-crew operating with the Sercel 428XL acquisition system, Sercel SG-10 geophones and a fleet of 24 Sercel Nomad 65 Neo vibrators. A mix of high-productivity and conventional acquisition techniques will be deployed depending on survey requirements. CGG’s broadband UltraSeisTM technology portfolio will be deployed to acquire the high-resolution data.

Jean-Georges Malcor, CEO, CGG, said: “We are delighted that Saudi Aramco is continuing its long-term relationship with CGG by awarding what is one of the world’s largest land seismic survey programs to our ARGAS joint venture with TAQA. With Sercel also supplying the new seismic equipment, this program marks a key milestone in our 2014-2016 strategic roadmap to benefit from the expansion of ultra-high-channel-count surveys in the Middle East region.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 9,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts Group Communication Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 17th, 2014	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP